Exhibit 4.14

(English translation)

AGREEMENT FOR THE SUPPLY OF WORK SERVICES

Made and entered into in kibbutz Shamir, this 19 day of July, 2007

By and between:

Kibbutz Shamir, agricultural cooperative society
Registered society 57-000272-5
Mobile post office Upper Galilee 12135

(Hereinafter: "The Kibbutz")

And:

Shamir Optical Industry Ltd.
Public company ID 51-3659565
From kibbutz Shamir Mobile post office Upper Galilee 12135

(Hereinafter: "The Company", excluding
fully owned or partially owned
subsidiaries of the company)

Whereas	The Company is the owner of a factory for the development, manufacturing, marketing and sale of spectacles' lenses and frames for the manufacturing of spectacles' lenses in The Kibbutz' area (hereinafter: "The Factory");

Whereas	The Kibbutz owns, as of the date of this agreement, some 58% of The Company's shares;

Whereas	Except for paid employees The Company receives from The Kibbutz work services via the kibbutz members and/or candidates for membership according to an agreement dated February ninth 2005 (9.2.2005) (Hereinafter: "The Current Agreement") which replaced a former agreement between the parties dated 1999;

Whereas	The parties have mutually reached the conclusion that it would be wise to replace The Current Agreement with a new agreement, which its terms would be clearer and more suitable for the business and legal environment The Company operates in;

Whereas	The Company is interested in continuing receiving work services from The Kibbutz for the operation of The Factory according to the provisions of this agreement;

Whereas	The Kibbutz have agreed to provide The Company, for means of operating The Factory, work services by the kibbutz members in accordance with the provisions of this agreement;

Now therefore it is hereby agreed, declared and stipulated by and between the parties as follows:

1.	Preamble and interpretation

1.1	The preamble and appendixes to this Agreement constitute an integral part hereof.

1.2	The section titles in this agreement are used for convenience only and shall not be considered as any meaning for purposes of interpreting this agreement.

1.3	This agreement was mutually drafted by both parties and shall not be interpreted against any of the parties.

1.4	The following terms shall bear the meaning next to them, except if otherwise explicitly mentioned:

"Determining Date"	The first day of the consecutive month following the approval of the agreement by The Company's shareholders' meeting.

"Current Agreement"	As defined above.

"The Services"	Work services provided by The Kibbutz to The Company via the said Manpower in this agreement as follows.

"Kibbutz Member/s"	Kibbutz member/s or candidate/s for kibbutz membership.

"Manpower"	Kibbutz Members, which currently provide or will provide The Services according to the provisions of this agreement as specified in the agreement hereof.

"Global Basic Consideration"	The `gross' monthly consideration (before the inclusion of various expenses) for all Manpower detailed in Appendix A1 and for all future Manpower to which The Company shall determine that the consideration thereof shall be provided as a derivative of the Global Basic Consideration (as opposed to an hourly basic consideration).

"Hourly Basic Consideration"	The `gross' monthly consideration (before the inclusion of various expenses) per hour for all Manpower detailed in Appendix A2 and for all future Manpower to which The Company shall determine that the consideration thereof shall be provided as a derivative of Hourly Basic Consideration (as opposed to a Global Basic Consideration).

"Working Hour"	A full hour in which work shall be conducted for The Company by a Manpower employee.

2.	The Services

2.1	The Kibbutz shall conduct its utmost to provide The Company throughout the term of the agreement, upon its request, with The Services and fill in the positions in accordance with The Company and Manpower available to The Kibbutz.

2.2	In any case where The Company shall need extra work services The Kibbutz shall be given the first option to offer employees to The Company among the Kibbutz Members and The Company shall have the exclusive discretion whether to accept The Kibbutz’ offer.

2.3	The parties hereby agree that the consideration for the Manpower services shall be done in reasonable process accustomed in the economy.

2.4	It is hereby agreed upon that a change in the consideration provided to The Kibbutz for any of the Manpower shall only be done whether the Manpower’s position has differ, increased or decreased and/or The Company’s requirements were amended as for the essence of its work and/or the position in question was cancelled by The Company subject to the provisions of this agreement.

2.5	Without derogating from the generality of the abovementioned in subsections 2.2 and 2.3 above, The Company shall be entitled to determine and update, according to its exclusive discretion the number of position provided to it by The Kibbutz, the type of positions provided to it by The Kibbutz, the number of Working Hours provided to it by any of the Manpower employees, the basic consideration (hourly or global) of any of the Manpower staff which is (a) included as part of the agreement upon its conclusion; (b) shall commence upon the performance of The Services following the conclusion of this agreement (c) that the type of services it provides The Company shall alter following the conclusion of this agreement and the increment added to the consideration which will be provided for Manpower exceeding the fixed consideration according to this agreement (whether Manpower employed on an hourly basis or Manpower employed on a global basis).

2.6	The Company shall not directly employ or address any of the Manpower or a Kibbutz Member, without a prior written consent on the part of The Kibbutz, with an offer to employ him not through The Kibbutz in accordance with this agreement, except for the CEO and Deputy CEO who will be employed directly by The Company.

2.7	The Kibbutz hereby undertakes to do its utmost to provide The Company with The Services via Manpower that poses the required capabilities, training and experience for the performance of its appointed role in The Company.

2.8	The Kibbutz hereby undertakes to do its utmost that the Manpower that shall provide The Services shall perform its role with dedication, expertise and loyalty, in accordance with the instructions of The Company and its direct supervisors.

2.9	The Company is hereby entitled to, at its exclusive discretion and from practical reasoning to stop receiving services from a certain Kibbutz Member, to refuse employing a certain Manpower employee and/or to cancel a current position, all out of practical reasoning. Depending on the case, The Kibbutz hereby undertakes to do its utmost to provide a substitute Manpower employee. Shall there be no suitable substitute Manpower, at the exclusive discretion of The Company, the latter shall not be prevented from employing an employee who is not a Kibbutz Member for filling the vacant position or cancelled the said position.

2.10	Without derogating from the generality of the aforementioned in subsection 2.8 above, the parties hereby undertake that The Company shall provide The Kibbutz with a prior written notice thirty (30) days in advance specifying its desire to stop receiving services via a certain Kibbutz Member (“The Prior Notice”). Likewise, the parties hereby undertake that during The Prior Notice The Kibbutz shall continue to receive the consideration for the employee’s services to The Company according to the specific case. During the term of The Prior Notice, The Kibbutz shall act to provide The Company with suitable manpower for the stated position. If The Kibbutz does not manage to do provide it, the position will be cancelled and well as the consideration for it upon the end of The Prior Notice term.

2.11	The Company is entitled to send, on its expense, Manpower to professional or theoretical education or other continuing education programs related to The Company’s activities.

2.12	For the avoidance of any doubt, The Kibbutz’s notice to The Company that it can not and/or does not possess the suitable Manpower for performing the required position by The Company, shall not be regarded as a breach of this agreement by The Kibbutz.

3.	The consideration

In consideration for The Services provided, The Company shall pay The Kibbutz consideration as detailed hereinafter:

3.1	Each month The Company shall pay The Kibbutz payment calculated as detailed hereinafter:

3.1.1	For each Kibbutz Member whose name is mentioned in Appendix A1: the Global Basic Consideration as written next to his name in the Appendix (or as occasionally updated as mentioned in section 2.4 above) added by 30% for associated expenditures.

3.1.2	For each Kibbutz Member whose name is mentioned in Appendix A2: the Hourly Basic Consideration as written next to his name in the Appendix (or as occasionally updated as mentioned in section 2.4 above) added by 30% for associated expenditures and all doubled by the number of hours he actually worked that month.

3.1.3	For each Kibbutz Member whose employment as part of this agreement shall commence following the Determining Date:

3.1.3.1	If The Company decided to transfer a Global Basic Consideration to him – the Global Basic Consideration determined (or as occasionally updated as mentioned in section 2.4 above) added by 30% for associated expenditures.

3.1.3.2	If The Company decided to transfer an Hourly Basic Consideration to him – the Hourly Basic Consideration determined (or as occasionally updated as mentioned in section 2.4 above) added by 30% for associated expenditures doubled by the number of hours he will actually work that month.

3.2	For the avoidance of any doubt it is hereby agreed that the consideration which The Company transfers to The Kibbutz is based on an individual calculation and that the amount of the consideration each month shall be the total of individual considerations for the Manpower for that month: if a Kibbutz Member ceased from providing work services to The Company, the consideration The Company is bound to transfer The Kibbutz shall decrease by the amount of consideration for that Kibbutz Member.

3.3	Payment as aforementioned in section 3.1 will be paid on the 10th of each month for the previous month and the cost-of-living allowance accustomed in the economy will be added to it.

3.4	VAT shall be added to each payment by law and will be paid to The Kibbutz against a tax invoice provided to The Company.

3.5	Each payment, tax or duty of any kind, except for VAT, which applies on the aforementioned payments in this section shall be applied and paid exclusively by The Kibbutz following the receiving of a written notice from The Company. Once The Company paid such payment and/or duty and/or tax as aforementioned, The Kibbutz shall indemnify it for any such expense immediately upon The Company’s first demand.

3.6	Any such payment specified in this section, which was not paid on time, shall bear arrears at the average rate accustomed at the time by Bank Leumi Le’Israel for payments made in arrears, as of the date set for payments until the actual payment.

4.	Vacation, sickness and convalescence

4.1	The Company shall allocate each person included or who will be included as part of this agreement with sickness leave as if he were an employee of The Company until the full usage of the sickness leave by him. The Company shall continue to provide payments to The Kibbutz until the total accumulated sickness leave available to the Manpower.

4.2	The Company shall allocate each person included or who will be included as part of this agreement with vacation leave as if he were an employee of The Company until the full usage of the vacation leave by him. The Company shall continue to provide payments to The Kibbutz until the total accumulated vacation leave available to the Manpower.

4.3	The Company shall allocate each person included or who will be included as part of this agreement with convalescence pay as if he were an employee of The Company until the full usage of the convalescence pay by him. The Company shall continue to provide payments to The Kibbutz for the Manpower’s convalescence pay in addition to the consideration set in section 3 above.

4.4	The parties hereby agree that the accumulation of convalescence pay, vacation leave and sickness leave will be in accordance with The Company’s Manpower seniority.

5.	Bonuses, premiums and special benefits

In any case where The Company shall distribute, at its exclusive discretion, bonuses, premiums, including performance premiums or special bonuses (money or perquisites) to The Company’s employees or part of them, The Company shall pay The Kibbutz, for Manpower thorough whom The Kibbutz provides the work services according to this agreement, bonus, premiums or benefits according to the matter at an amount set for each one of the Manpower employees according to the same criteria according to which the bonuses to The Company’s employees who received the bonuses, premiums or benefits were set, taking into account the position and status of the relevant Kibbutz Members in each and every case. For instance, performance premium, as will be paid to The Company’s manufacturing employees, shall credit The Company with performance premium for performances of the Manpower employed in manufacturing.

6.	Manpower status

6.1	The Kibbutz hereby declares that the supply of services to The Company shall be conducted by it as an independent contractor.

6.2	As of the Determining Date according to its definition in section 1 above The Kibbutz shall be solely responsible for the performance of the undertakings applied to, if any, the Manpower as an employer in relation to employer-employee relationships.

6.3	In accordance with the aforementioned, commencing at the Determining Date, The Kibbutz alone shall bear any expense and payments stemming from employer-employee relationships and/or the annulment of employer-employee relationships, including any tax which applied as a result of the aforementioned relationship.

6.4	It is hereby agreed upon and declared that the consideration The Kibbutz is entitled to according to the provisions of this agreement is the full comprehensive and exclusive expense The Kibbutz shall be given for The Services provided by the Manpower and detailed in this agreement.

6.5	Likewise and without derogating from the aforementioned, if despite the aforementioned in this appendix the Labor Court and/or any other authorized authority decided that The Company and/or an affiliated company must pay The Kibbutz and/or any of the Manpower and/or the substitutes and/or their employees and/or their managers and/or any of their shareholders, any amounts for this agreement and/or The Services provided by it for means of any payment and/or any right and/or benefit provided for all kinds and purposes at part of the working relationships between The Kibbutz and/or any of the Manpower and/or The Company and/or one of the companies affiliated to The Company – then The Kibbutz hereby declares and undertakes to indemnify The Company and/or companies affiliated to The Company immediately upon receiving a written demand from The Company for any amount and/or right and/or benefit The Company shall be bound to and/or one of the companies affiliated to The Company to pay The Kibbutz and/or any of the Manpower and/or anyone on their behalf as a result of and/or in relation with and/or The Kibbutz’s claim and/or any of the manpower, including and without derogating from the generality of the aforementioned: legal costs, lawyer’s fees, delay in wage compensation, delay in payment of severance pay, interest and linkage, etc., any tax (including payments to the National Insurance Institute and health tax) imposed on The Company, including tax The Company had to withhold, fines, interest and linkage, etc. (Hereinafter jointly: “Indemnity Amount”).

6.6	The Company shall be entitled to offset the Indemnity Amount of any amount it shall owe The Kibbutz and/or any of the Manpower.

6.7	For the avoidance of any doubt it is hereby clarified that the parties to this agreement hereby agree that the terms of section 6 above shall apply to the term of the supply of Manpower services agreement signed between the parties in 1999, on February 9, 1995 and this agreement as of the Determining Date.

7.	Insurance

7.1	The Company shall be responsible for the acquisition of employers’ liability insurance, on its expense, which shall cover all Manpower, and whose beneficiaries shall be The Kibbutz and/or The Company, and for the maintenance of the validity of this policy throughout the term of this agreement.

7.2	The Company shall provide The Kibbutz with a copy of the said policy in section 7.1, and of any policy renewal and/or documents related to it, immediately upon their receiving.

8.	Confidentiality, copyrights and anti competition

8.1	The Kibbutz hereby undertakes to keep confidentiality and do its utmost that the Manpower shall keep confidentiality of any technical commercial or other knowledge it receives from The Company and/or become known to it as part of The Services provided to The Company, including but not limited to development and manufacturing techniques, contracts, software, lists of clients, suppliers and price lists, expect for knowledge which is common knowledge (Hereinafter: “The Knowledge”). Likewise The Kibbutz hereby undertakes not to make use of and to make sure that the Manpower does not make use of The Knowledge not for the purposes of The Company’s activities and shall avoid the disclosure of The Knowledge or part of it to any third party, except as required to for providing The Services to The Company, subject to The Company’s terms in this matter and/or as required to from him by any authorized authority in accordance with the stipulations of the law.

This section shall remain valid even after the annulment and/or termination of this agreement for any reason whatsoever.

8.2	All rights relating to technological developments and/or inventions to be developed by the Manpower during the supply of services by it to The Company and in the term of 12 months as of the end of the supply of services by it, in relation with The Company’s activities, shall be the exclusive property of The Company, and The Kibbutz and/or the Manpower shall have no claim and/or demand in relation with the aforementioned rights.

8.3	The Kibbutz shall do its utmost for the performance of the stipulation of this section by the Manpower and it undertakes to sign and do its utmost for signing the Manpower employees on any document required for the performance of the stipulations of this section, including documents required for the transfer and/or endorsement of rights and/or waiving the rights.

9.	Term of the agreement and its termination

9.1	This agreement shall be valid for a term of five years as of the Determining Date (Hereinafter: “The First Term”), and it shall automatically be extended to additional terms of five years each time, unless a party to this agreement provided a written notice to the counter party as for his wish not to extend this agreement at least 180 days prior to the end of The First Term or any extended term.

9.2	Each party shall be entitled to bring about an end to this agreement providing a written notice to the counter party, if the counter party breached this agreement a fundamental breach and did not amend it within 30 days from the date he received a written notice from the counter party as for the existence of the fundamental breach.

9.3	For the avoidance of any doubt, The Kibbutz’s undertakings as stated in sections 6 and 8 above shall remain valid and impose The Kibbutz even after the termination of this agreement or its annulment of any reason.

9.4	Upon the signature of the parties on this agreement the Current Agreement it shall come to an end and shall bear no validity and the parties shall act according to this agreement. Upon the validation of this agreement, the parties declare and undertake that they have no claims and demands against each other and they waive any demand, if any.

10.	Completeness of the agreement, amendment and waive

10.1	This agreement and all its appendixes exclusively determine and exhaust all terms and stipulations applied to the contractual relationship between the parties, in relation to the aforementioned. As of the Determining Date this agreement shall prevail all agreements, declarations and understandings reached, if reached, between any of the parties to this agreement and/or other parties to this agreement, whether orally or in writing, prior to the signature of this agreement.

The parties regard all stipulations of this agreement as one piece and declare that they have entered contractual relations in this agreement aiming to implement all its stipulations as one piece.

10.2	Any amendment made to this agreement shall be valid and binding only if drafted in writing and lawfully signed by all parties.

Any waive of a party to this agreement on any of his rights shall be invalid unless done in writing, and if valid, shall be valid for its purposes solely, and shall not create an estoppel or in respect of the future.

10.3	Even if the agreement can be separable as said in section 19 to the Contracts Law (General Part) 5733-1973, thus if a cause for annulment is raised by one of the parties which concerns only part/s of it, it will be impossible to annul this part only.

11.	Expenses

Each party shall bear its expenses in relation with this agreement.

12.	Notices

12.1	Each notice sent by one part to the other shall be sent by registered mail according to the addresses that appear in the preamble to this agreement and/or by personal delivery. A notice delivered by mail shall be considered as received within 72 hours from its posting by registered mail as aforementioned; a notice delivered personally shall be considered as received upon the delivery.

12.2	For purposes of this section Shabbats (Jewish weekend) and Israeli holiday shall not be counted.

In witness whereof the parties have signed this Agreement.

—————————————— The Kibbutz	—————————————— The Company

Appendix A1

Appendix A2